Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Security California Bancorp
SEC Registration Statement No.: 333-208320

Pacific Premier Bancorp
January 20, 2016 at 12:00 p.m. Eastern

Pacific Premier Bancorp
Fourth Quarter 2015 Conference Call
December 20, 2016 at 12:00 p.m. Eastern

CORPORATE PARTICIPANTS Steve Gardner - President and Chief Executive Officer Allen Nicholson - Chief Financial Officer

PRESENTATION

Operator
Good morning and good afternoon. Welcome to the Pacific Premier Bancorp Q4 2015 Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star and then one. To withdraw your question, you may press star and two. Please also note that today’s event is being recorded.

At this time, I’d like to turn the conference call over to Mr. Steve Gardner, CEO of Pacific Premier Bancorp. Please go ahead.

Steve Gardner
Thank you, Jaime. Good morning, everyone, I appreciate you joining us today. As you’re all aware, earlier this morning we released our earnings report for the fourth quarter of 2015. I’m going to walk through some of the notable items. Allen Nicholson, our CFO, is going to review a few of the financial details and then we’ll open up the call to questions. I’ll also note that in our earnings release this morning, we have the Safe Harbor statement relative to the forward-looking comments, and I encourage all of you to take a look and read through those.

Since this is our year-end conference call, I’d like to take a couple of minutes to walk through some of the highlights of 2015 and examine our results from a slightly longer perspective then just the last quarter. We’re proud of what we achieved in 2015, which was clearly the strongest year in our history. We saw the full earnings power of the bank we’ve built over the past several years driven by a diverse array of robust lending businesses and a strong core deposit base.

For the full year, our total loans increased by 39%. Once again, we maintained exceptional credit quality throughout the year with just 6 basis points of net charge offs. Our total deposits increased by 35%, with our noninterest bearing deposits going from 28% to more than 32% of total deposits. Despite the low interest rate environment, we were able to consistently expand our net interest margin. And we were able to increase our level of noninterest income, primarily due to the improvements we’ve made in our SBA lending group, which has turned this business into a more consistent generator of fee income.

Across the board, we were able to execute on both our acquisitive and organic growth strategies, which led to positive trends in virtually all of our key metrics. We constantly set the bar high in terms of our expectations and the kind of performance we expect and our team keeps meeting the challenge. I want to thank all of our team members for the hard work they put in every day to deliver such consistently high results.

Turning to the fourth quarter, we finished the year on a high note with $8.1 million of net income, or $0.37 per diluted share, which was the most profitable quarter in our history and a 61% increase in earnings per share over the prior year. When you exclude the merger and litigation related expenses, the core operating results were even better at $0.39 per share. Once again, this performance was attributable to record loan production, continued improvement in our deposit mix, and disciplined expense control.

We are particularly pleased with the improvement we are seeing in our level of profitability as evidenced by a return on average assets of 125 basis points and a return on average tangible common equity of 14.92%, which excludes the merger and litigation related expenses. This level of return reflects the high performing model we are continuing to build through disciplined acquisitions and organic growth.

We’re seeing fairly healthy economic conditions in our markets and good loan demand. With our consistent proactive calling efforts and the wide array of lending products that we can offer, we continue to have good success in attracting new customers to the bank. We had $252 million in new loan originations in the fourth quarter, which was 7% higher than last quarter and 16% higher than the fourth quarter of last year. On an annualized basis, our total loans increased 18% during the fourth quarter.

The loan production remains well-balanced resulting in a diversified and an overall lower risk portfolio. Consistent with the past several quarters, we are seeing the highest level of production from C&I, Construction, and SBA Lending, which produce higher risk adjusted yields and drive the higher levels of fee income. We had $57 million in new C&I commitments in the fourth quarter, with the franchise lending group contributing $41 million of the production.

Our construction lending team had another solid quarter with $82 million in new loan commitments. And we had another nice quarter in SBA with $22 million of originations. Our strong level of loan production is due to our diversified business lines and unique sales culture and a not weakening of the bank’s credit standards.

Pacific Premier has a long history of fundamentally sound credit risk management. Our underwriting and credit analysis has been, and continues to be, highly focused on our borrowers’ global cash flow. Over the years, we have not loosened our credit standards, portfolio management review process, or our loss litigation practices and that has served us well by delivering solid credit metrics across the board. The board and management will always remain committed to effectively managing the bank’s credit risk.

Given the strong growth that we are generating in our core lending areas and the pending addition of security banks commercial banking capabilities, we have decided to exit the warehouse lending business. This has not been a core business line for us for some time now. It’s an inherently volatile business and over the past few years, increasing competition has eroded the total returns.

We believe that our resources can be more profitably allocated to our core lines of business. We’ll be winding down the warehouse credit facilities during the first quarter of the year and redeploying those funds into higher yielding loans over time. Most of the personnel in this group will be redeployed into other areas of the bank and we won’t be recording any charges related to exiting the business.

Looking at deposits, we had another good quarter of deposit gathering and an overall improvement in our deposit mix. We had strong growth in noninterest bearing deposits which were up approximately $31 million from the end of the prior quarter. With the strong inflow of core deposits, we’ve been able to further reduce a portion of our time deposits. We finished the quarter with a loan to deposit ratio around 103%.

As we’ve said in the past, we are comfortable running a loan to deposit ratio up to 105% for a period of time. Given the various levers available to us to manage our balance sheet growth, given the liquidity we’ll be adding and the security bank acquisition, and through the elimination of warehouse lending, as well as the seasonally strong inflows we see in the HOA business in the first quarter, we’re very comfortable allowing the loan to deposit ratio to run a little high during the fourth quarter.

Taking a look at our expectations for 2016, we think we are well positioned for another strong year of earnings and balance sheet growth. Our primary areas of focus remain C&I, SBA, Construction, and Franchise Lending, as well as our nationwide HOA Banking Business. We consider Pacific Premier as a high growth bank, and as such we continue to make investments in the personnel and infrastructure needed to support our growth.

We are constantly on the lookout for opportunities to improve and upgrade our personnel. And as we have grown in size and reputation, we are having more success in recruiting higher caliber bankers. To start 2016, we’ve already added three more experienced bankers in our SBA group.

We’re excited that we are nearing the closing of the Security Bank acquisition, which should occur early here in the fourth quarter. With the addition of Security Bank’s commercial banking expertise, we think we’ll have a better opportunity to move up market and serve larger commercial clients in the middle market space. We think this will be a significant step in strengthening and further diversifying our commercial banking platform.

We also plan to remain active with our disciplined M&A strategy. With the success we’ve had over the past several years and the value we’ve created for stockholders, we’ve developed a good reputation as a desirable merger partner. We regularly have constructive conversations with potential targets and we believe we can continue to effectively execute on our M&A strategy and add value to the franchise.

In summary, we believe we are well positioned to generate strong organic growth and to supplement that growth with additional accretive acquisitions. Through the execution of our proven formula, we believe we can continue to create strong value for our shareholders in the years to come.

With that, I’m going to turn the call over to Allen to provide a little bit more detail on the fourth quarter results. Allen?

Allen Nicholson
Thanks, Steve. We provided a significant amount of detail on our earnings release today, so I’m just going to review some of the more significant items in the quarter. We’re going to start with our income statement. Looking at net interest income, our net interest income increased by $2.1 million from last quarter which was the result of both the higher average loan balance and a 19 basis point increase in our net interest margin.

We had a particularly large volume of early payoffs on acquired loans in the fourth quarter, which resulted in a significant amount of interest income being recognized from the accelerated accretion of the discounts on those loans. We recognized $1.8 million of the discount accretion in the fourth quarter which compares to $700,000 in the third quarter. When the impact to discount accretion is excluded, our net interest margin was 4.14% in the fourth quarter, up 1 basis point from last quarter.

We continue to see good stability and loan yields and deposit pricing, which has helped us maintain a relatively consistent net interest margin over the past several quarters. I also want to note that we’re now recognizing pre-payment penalty income within our net interest income to be more in line with prevailing accounting treatments, and we have made this adjustment on all of our historical periods we are reporting.

Our net noninterest income decreased $161,000 from the prior quarter. The decrease was primarily due to a one-time legal settlement we received last quarter. Most of our major fee generating areas were relatively consistent with the prior quarter with the exception of gain on sale loans, which were about $161,000 higher due to our higher volume of SBA loans sold on the fourth quarter.

Our noninterest expense increased $1.2 million from last quarter. The increase was primarily due to the following items: a $600,000 increase in compensation and benefits, much of which was driven by year-end true-ups, for incentive accruals, bonus payments, and to a small extent severance; a $300,000 increase in legal and consulting expense, much of which was related to nonrecurring activities; and $103,000 expense accrual for the legal settlement.

Our revenue growth was roughly equivalent to our expense growth, which resulted in an efficiency ratio remaining in the range of 53%. Looking at the balance sheet, our total loans increased by approximately $95 million from the end of the prior quarter. The increase was spread across a number of portfolios with the largest increases coming in the C&I, Franchise, and Construction portfolios.

We ended the quarter with $143 million outstanding on our warehouse credit lines. Our customers in this business have been given 60-days notice to find new credit facilities and we anticipate that most of the outstanding balances will be repaid during the first quarter with the remainder being repaid in the second quarter. Outstanding balances on these facilities averaged approximately $100 million during 2015.

Our total deposits increased $56 million from the end of the prior quarter with the largest increase coming in noninterest deposits. Finally, looking at asset quality, we saw generally stable trends within the loan portfolio. Our nonperforming assets were 18 basis points of total assets which was equal to the prior quarter. We had $528,000 in net charge offs in the quarter, or approximately 2 basis points of average loans.

We recorded a provision for loan loss of $1.7 million for the fourth quarter. This provision this quarter was largely driven by the growth in loan portfolio, as well as higher rates of growth we are seeing in certain segments of the portfolio. We finished the quarter with an allowance to total loans ratio of 77 basis points, which is up from 74 at the end of the prior quarter. Although when the fair market value discounts related to acquire loans are included in the total, our ratio would increase 88 basis points. We continue to have a very strong coverage of our nonaccrual loans, with an allowance that represented 436% of our nonaccruals at the end of the quarter.

With that, we would be happy to answer any questions you may have. Operator, please open up the call.

QUESTIONS AND ANSWERS

Operator
Ladies and gentleman, at this time we will begin the question and answer session. To ask a question you may press star and then one. If you are using a speakerphone, we do ask that you please pickup your handset before pressing the keys to ensure the best sound quality. To withdraw your question, you may press star and then two. Once again it is star and then one to join the question queue.

Our first question today comes from Matthew Clark from Piper Jaffray. Please go ahead with your question.

Matthew Clark
Hi, good morning guys.

Steve Gardner
Hi, Matthew.

Matthew Clark
I know a lot of moving parts, but can we just spend a little bit of time as it relates to your margin outlook on a reported and core basis given the balance sheet repositioning you’re going to do with security, California, the warehouse coming down pretty quickly, and also the associated accretion over the next couple of years here. I just want to make sure we’re on the same page to some degree.

Steve Gardner
Sure. So is there a specific area, Matt, that you want to cover, or would like us to just talk generally to all of those areas?

Matthew Clark
Yes, just kind of your expectations for the pro forma margin, again given the balance sheet repositioning you’re going to do with the target here. Again, the warehouse coming down in the first half of the year. And then, maybe as a follow-up question, just want to make sure that we have your expectations for the discount accretion that you expect to realize over the next couple of years.

Steve Garner
We can go to discount accretion, Allen, nine to ten, go ahead. Go ahead, Allen.

Allen Nicholson
Yes, I think we’ll return, in this quarter with the security acquisition we’ll probably return to something in the range of 9 to 11 basis points as it relates to the net interest margin per quarter.

Steve Gardner
And then, to redeploy the liquidity, historically we’ve been able to generate loan production pretty strongly, as you’re aware, and at other times, we’ve been able to acquire portfolios opportunistically, and we’ll see how that goes. We certainly will reach out to some of the folks that we’ve executed transactions with in the past. In addition, security banks team will have a wider array of products to be able to offer to their clients and in addition with the larger capital base we’re cautiously optimistic that we’re going to be able to grow their portfolio and business a little bit more quickly.

As far as maybe the last piece, the yields that we’re seeing have been pretty stable on the loans we originated throughout the year, right around in the low five, high four percent range.

Matthew Clark
Yes, that was going to be my next question, just in terms of what the average weighted yield on new production this quarter, I think it was 4.99 last quarter.

Steve Gardner
Allen, do you have that number on the yield for the third quarter?

Allen Nicholson
It was-yes, it was very close to that. I’ll look it up as you further ask your questions.

Steve Gardner
Right around 5% though.

Matthew Clark
Okay. Sounds good. And I guess, last question for me, really just anything that you might be seeing here year-to-date? Obviously a lot of turmoil in the market, I’m just curious if you guys have seen or heard anything among your customer base that might give you some concerns.

Steve Gardner
We have not. I think all business people have a focus on the market, but the markets are going to do what the markets do. I think the underlying fundamentals of our clients are solid. Most all of them are domestically focused, and there aren’t any that are exposed to energy, energy exploration, or the like. So I think generally, it’s still an optimistic view towards 2016, but there are certainly a lot of cross currents out there.

Matthew Clark
Great. Thanks, guys.

Operator
Our next question comes from Andrew Liesch from Sandler O'Neill. Please go ahead with your question.

Andrew Liesch
Hi, guys. Just curious if you have seen an effect either way from any change with the Fed’s rate increase last quarter.

Steve Gardner
None on the deposit side. Obviously those loans that are tied to Prime, LIBOR obviously will move a little bit, but just given the timing of that, that move came later obviously in the fourth quarter in mid-December; not much impact and we certainly haven’t seen any impact on the deposit side.

Andrew Liesch
Got it. You’ve actually covered my other questions, thanks.

Steve Gardner
Sure.

Operator
Our next question comes from Tim Coffey from FIG Partners. Please go ahead with your question.

Tim Coffey
Thank you. Morning, gentlemen.

Steve Gardner
Hi, Tim.

Tim Coffey
Steve, just so I understand you clearly, is it your expectation to have a zero balance in the warehouse by the end of 1Q?

Steve Gardner
Unlikely, although the lines will be closed out, all of the credit facilities will be closed out and terminated, we still expect a couple of the warehouse guys to, it may take them 15, 20, 30 days past quarter end to move whatever remaining product that remains on the line to sell it, and that’s just through the natural course of the business. But we wouldn’t expect much to carry over into Q2, but we do expect there will be a little bit.

Tim Coffey
Okay. Do you anticipate increasing-you talked a little bit about this earlier in the Q&A, is it your goal to increase the amount of loan purchases in 1Q?

Steve Gardner
We typically are always in the market looking to see what product is available, both from a buy and/or sell side and depending upon to supplement our production or to slow our growth, either way. So we’re regularly looking. We plan to take a look in the first quarter, but we’re also very disciplined in what we’re willing to buy and what we’re willing to pay. So if it just means that we’ve got to wait a couple of quarters for the organic growth to fill that hole of warehouse, or if we can supplement it through purchases, we will. But we’re going to remain disciplined.

Tim Coffey
Yes, okay, thanks. That’s where I was going with that question. And then the provision, this quarter was a little bit heavier than what we’ve seen in previous quarters, relative to your loan growth, is this the kind of range where you’d like to be or do you see it kind of still fluctuating based on what Allen was talking about earlier about the growth and certain kind of the riskier loan buckets?

Steve Gardner
Yes, I think that it just depends on the growth in the various loan buckets. It depends upon the performance and what we’re seeing in the portfolio overall. And then just the absolute growth. At the same time, we’ve talked about it that we’re comfortable with where we are and what are models spit out. And to a certain extent, the accounting is the accounting and our hands are somewhat tied. At the same time, we recognize we’re below our peers on a general reserve and even when you add in the credit discounts, at the same time our portfolio has materially outperformed our peers over the years. So it’s hard to say, Tim, exactly where the provision is going to shake out one quarter to the next.

Tim Coffey
Okay. And then on the income tax credits, do you plan on adding more to the balance sheets this next quarter, or next year to lower the income tax rate?

Allen Nicholson
I wouldn’t anticipate that within the first half of the year, but potentially later in the year.

Tim Coffey
Okay, great. Thanks, Allen. And then I wanted to see if you can talk about what you’re seeing within the commercial real estate market within your footprint in terms of demand, as well as activity in the secondary market and if we could see acceleration and loan payoffs.

Steve Gardner
We haven’t seen a meaningful pickup in loan payoffs in the second half of 2015. We’re not sure whether that’s going to continue, whether it’s going to get stronger or it will soften. A lot of the activity in the commercial real estate market has been driven by liquidity that has come into the market, whether it be China, other parts of Asia, other commodity producing countries; and so it remains to be seen whether that liquidity continues to flow into the market and then there’s liquidity obviously coming domestically from various funds that are looking to put cash to work.

I don’t know that I would argue that the run-up that we’ve seen in the valuations and the decline in the cap rates is necessarily fueled by loose credit standards. We certainly are a little bit leery of some of the pricing and structure on some of the loans that we see in the marketplace and we just choose not to go there.

But overall, from whether you look at Office, Retail, Industrial, all of the sectors seem relatively healthy. Other than, I think that we’ve all talked about multifamily has really seen a run-up in values, a decline in cap rates. There seems to be a pretty strong, healthy dose of construction on multi-family occurring. That’s maybe the only area I’d have any real concern on.

Tim Coffey
Okay, great. Those are my questions. I appreciate the color.

Steve Gardner
Sure.

Operator
Our next question comes from Don Worthington from Raymond James. Please go ahead with your question.

Don Worthington
Good morning, Steve and Allen.

Steve Gardner
Hi, Don.

Don Worthington
In terms of the change in reporting of loan fees moving it into interest income, I may have missed it if you had it in the release, but what were the annual net interest margins that were reported?

Allen Nicholson
What I can give you offhand, Don, I think we reported the Q4 and Q3, and if you look at Q2 it was 4.31 and the first quarter would’ve been at 4.09 if you include the prepayment penalties.

Don Worthington
Okay, great. Thank you. And then, were there loan purchases this quarter?

Allen Nicholson
There was none.

Don Worthington
Okay. Alright, that’s all I had. Thank you.

Allen Nicholson
Very good.

Operator
And our next question comes from Fred Cannon from KBW. Please go ahead with your question.

Fred Cannon
Hi, thanks and thanks for the call. Just a couple quick questions. The press release mentions that OREO increased by $450,000 to $1.2 million. Is there any color on that increase or type of property or any information there?

Steve Gardner
It was one property, I want to say its industrial building, and we’ll look to move it off the books pretty quickly.

Fred Cannon
Great. And then just in general, the regulators warned on growth and exposure to CRE generally late last year. I was curious if you feel any need to react to that or change any of your growth assumptions or what you’d like to do as a result of that?

Steve Gardner
No. We have historically, Fred, actually had a much higher CRE concentration and in even going back into the crisis, we had a very robust CRE stress testing and concentration review and we’ve continued that even though our CRE levels have come down pretty significantly. As I said in my comments earlier, we haven’t loosened any of our credit standards. We don’t intend to, and we’re very comfortable with the manner that we’re analyzing and structuring and the risk that we’re taking on, so we don’t see any adjustment going forward.

Fred Cannon
And just in general-thanks, that’s great color-in terms of the Southern California market, are you seeing any excesses in your view in the real estate market there?

Steve Gardner
The only thing that we’re seeing is generally, at least from our perspective and every institution is different, is really is some of the pricing side of it and the lengthening on the duration maybe on some of those loans and potential interest rate risk. But at the same time, we’ve all been talking about it for years that interest rates are going to go up and that conversation heated up in mid-December and we have a 10 Year Treasury that’s trading below 2%, so you go figure.

Fred Cannon
Go figure, great. And I kind of actually had meant more along the lines of do you see any of the classes of real estate overheated such as Multifamily or Office or Industrial in terms of the marketplaces you’re in; not so much lending, as much as the sectors themselves.

Steve Gardner
There again, I think that what’s been driving the price increases, and we’ve certainly seen pretty strong appreciation in particular for Multifamily, that it’s really been the equity that’s come in to that asset class, the liquidity, not necessarily from the credit side, but from an equity, and so it’s hard to say. I think that as long as the loans are well structured based on the cash flow of the real estate, and that’s what we, whether it’s a business loan or real estate loan, that’s what we’re looking at.

Quite frankly values can go up and down, that’s not the primary repayment source for us and we, quite frankly, don’t spend a whole lot of time overly focused on what a loan devalues is. It is what are the actual cash flows of that business and/or real estate, and that’s what we’re focused on. And from our perspective, yes, values have certainly gone up, but we’re not stretching on the cash flow and debt coverage that we’re doing here.

Fred Cannon
Okay. So just in my own mind then it’s the run-up in, say, Multifamily is more of an equity push than it is necessarily a debt push, so that’s helpful to think about. Great, thanks for the time.

Steve Gardner
Sure.

Operator
Once again, if you would like to ask a question, please press star and then one. To withdraw your question, you may press star and two.

Our next question comes from Gary Tenner from D.A. Davidson. Please go ahead with your question.

Gary Tenner
Good morning. Just had one follow up question on the mortgage warehouse. Allen, did you say the average balance in the warehouse was $100 million for the fourth quarter or was that the full year?

Allen Nicholson
Full year and, it was fairly consistent average balance. We would see spikes at quarter end that created some different ending balances, but for generally; it was generally running around $100 million.

Gary Tenner
Okay. And that’s a good number for the fourth quarter as well, though?

Allen Nicholson
Relatively close, yes.

Gary Tenner
Okay. And what was the average yield on those assets for the fourth quarter?

Allen Nicholson
That portfolio generated something south of 4%, in the high 3s.

Gary Tenner
Okay, great. That’s all I had. Thank you.

CONCLUSION

Operator
And ladies and gentleman, at this time I’m showing no additional questions. I’d like to turn the conference call back over to Mr. Gardner for any closing remarks.

Steve Gardner
Thank you, Jaime. We appreciate everyone joining us this morning. If you have any questions, please feel free to call either Allen or myself and we’d be happy to chat with you. Have a great day.

Operator
Ladies and gentlemen, that does conclude today’s conference call. We do thank you for attending. You may now disconnect your lines.